UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                              In the Matter of                                        :           CERTIFICATE PURSUANT TO
                                                                                              :                             9; RULE 24
                    ENTERGY LOUISIANA, INC.                        :
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                             File No. 70-10086                                    :
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(Public Utility Holding Company Act of 1935)                         :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

In accordance with the terms of an Underwriting Agreement (the "2015 Bonds Underwriting Agreement") dated August 10, 2005, between the Company and Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, as representatives of the several underwriters listed therein (the "2015 Bonds Underwriters"), the Company issued and sold on August 17, 2005, by negotiated public offering, to the 2015 Bonds Underwriters $100,000,000 principal amount of its First Mortgage Bonds, 5.56% Series due September 1, 2015 (the "2015 Bonds"), issued pursuant to the Sixty-first Supplemental Indenture (the "Sixty-first Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. In accordance with the terms of an Underwriting Agreement (the "2035 Bonds Underwriting Agreement") dated August 10, 2005, between the Company and Morgan Stanley & Co. Incorporated and BNP Paribas Securities Corp., as representatives of the several underwriters listed therein (the "2035 Bonds Underwriters"), the Company issued and sold on August 17, 2005, by negotiated public offering, to the 2035 Bonds Underwriters $100,000,000 principal amount of its First Mortgage Bonds, 6.30% Series due September 1, 2035 (the "2035 Bonds"), issued pursuant to the Sixty-first Supplemental Indenture. The proceeds of such sales of the 2015 Bonds and the 2035 Bonds are to be used as follows:

(1) to redeem prior to maturity, at a redemption price of 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to the redemption date

(a) one series of pollution control revenue bonds in the aggregate principal amount of $50,000,000 issued for the benefit of the Company by the Parish of St. Charles, State of Louisiana (the "Parish"), bearing interest at the rate of 7.5% per annum, and maturing on June 1, 2021,

(b) one series of solid waste disposal revenue bonds in the aggregate principal amount of $20,000,000 issued for the benefit of the Company by the Parish, bearing interest at the rate of 7.05% per annum, and maturing on April 1, 2022,

(c) one series of solid waste disposal revenue bonds in the aggregate principal amount of $24,000,000 issued for the benefit of the Company by the Parish, bearing interest at the rate of 7% per annum, and maturing on December 1, 2022,

(d) one series of environmental revenue bonds in the aggregate principal amount of $33,000,000 issued for the benefit of the Company by the Parish, bearing interest at a rate of 6.2% per annum, and maturing on May 1, 2023,

(e) one series of environmental revenue bonds in the aggregate principal amount of $16,770,000 issued for the benefit of the Company by the Parish, bearing interest at a rate of 6.375% per annum, and maturing on November 1, 2025, and

(f) one series of environmental revenue bonds in the aggregate principal amount of $25,000,000 issued for the benefit of the Company by the Parish, bearing interest at a rate of 5.95% per annum, and maturing on December 1, 2023;

(2) to redeem prior to maturity, at a redemption price of 101% of the principal amount being redeemed plus accrued and unpaid interest thereon to the redemption date, one series of environmental revenue bonds in the aggregate principal amount of $20,400,000 issued for the benefit of the Company by the Parish, bearing interest at a rate of 6.875% per annum, and maturing on July 1, 2024; and

(3) for working capital needs and general corporate purposes.

Attached hereto and incorporated by reference are:

Exhibit A-3(e)     Conformed copy of the Sixty-first Supplemental Indenture.

Exhibit A-4(a)     Conformed copy of the 2015 Bonds.

Exhibit A-4(b)     Conformed copy of the 2035 Bonds.

Exhibit B(e)(i)     Conformed copy of the 2015 Bonds Underwriting Agreement.

Exhibit B(e)(ii)     Conformed copy of the 2035 Bonds Underwriting Agreement.

Exhibit C-1(e)     Copy of the Prospectus used in connection with the sale of the
                           2015 Bonds and the 2035 Bonds (previously filed in Registration
                           No. 333-114174 and incorporated herein by reference).

Exhibit F-1(e)     Post-effective opinion of Mark G. Otts, Senior Counsel -
                          Corporate and Securities of Entergy Services, Inc., counsel for the Company.

Exhibit F-2(e)     Post-effective opinion of Thelen Reid & Priest LLP, counsel for the
                          Company.

IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 25th day of August, 2005.

ENTERGY LOUISIANA, INC.
By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer